UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	8 October 2019

Release Number	17/19

BHP Social Value briefing – from licence to value

BHP will be holding an investor and analyst briefing today in London on Social Value.

The purpose of the briefing is to provide detail on how social value underpins BHP’s strategy, how it plays an important role in decision making and how it can drive better outcomes for all BHP stakeholders. This briefing follows, and builds on, our Capital Allocation briefing in November 2018 and Strategy briefing in May 2019.

BHP Chief External Affairs Officer, Geoff Healy, says: “We are moving from a position of maintaining ‘a social licence’ to creating ‘social value’.

“For us, it is – plain and simple – good business. We are part of a society that expects more of us. We recognise that our success depends on our ability to earn their trust and confidence. And we know that this means changing the way we do business at all levels, from local to global.

“When we make business decisions, both financial value and social value considerations come into play – each depends on the other for the decision to be effective.

“If we get this right, we firmly believe we will win access to the best talent, resources and markets, and set ourselves up to deliver a sustained competitive advantage.”

The presentation is available on BHP’s website at: https://www.bhp.com/media-and-insights/reports-and-presentations/2019/10/social-value-briefing

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas	Americas

Judy Dane	Cristian Coloma
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 235 8902 Mobile: +1 346 234 8483

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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BHP Social value briefing: from licence to value

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements which may include: trends in commodity prices and currency exchange rates; demand for commodities; plans; strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; productivity gains; cost reductions; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or the operating environment or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance or circumstances, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results or conditions to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines, if described in this presentation, will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin, Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), and Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: value represents BHP share of risked discounted cash flows at consensus prices; copper equivalent production based on 2019 financial year average realised prices (as published in BHP’s Results for the year ended 30 June 2019 on 20 August 2019); data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations are presented reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. Any references to disciplined supply refer to lower levels of investment across the industry. All footnote content (except in the Annexures) is contained on slide 33. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, those terms do not include non-operated assets and statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Social value briefing 8 October 2019 2 BHP

Social value underpins everything we do Today’s briefing follows our capital allocation briefing in November 2018 and strategic briefing in May 2019 Our Strategy defines our portfolio focus and the culture and capabilities e require to maximise value and returns Our Capital Allocation Framework provides a rigorous and transparent process for cash prioritisation Social value embeds a holistic approach to decision making to benefit all stakeholders and drive better Today business outcomes Social value briefing 8 October 2019 3 Capital Allocation Framework Social Value Risk Framework Best culture and capabilities Best commodities Value and returns

Social value briefing: from licence to value Geoff Healy Chief External Affairs Officer BHP

We start with our purpose A strong sense of purpose drives better outcomes for all stakeholders Our new purpose To bring people and resources together to build a better world Social value briefing 8 October 2019 5 BHP

The materials we provide are central to modern life We constantly evolve our approach so we can deliver them sustainably into the future Iron ore Met Copper Coal Potash Nickel Energy Our people Communities Customers and suppliers Society Investors and lenders FY2019 $4bn $2bn $15bn $9.1bn $18bn (US$) wages, salaries and payments to local suppliers payments to suppliers (incl. taxes, royalties and other dividends and interest employee incentives local) for goods and services Social value briefing 8 October 2019 6 BHP

We take a long-term view

Our commitment to regions and communities is measured in decades – local engagement is critical

Multi-decade reserves	Average capital employed per asset[1]	Employees & contractors	Regional towns	Native title parties[2]	Revenue from China
200Mt Cu Eq	~US$3.5 billion	72,000	>30	19	55%



Operated assets
Non-operated assets

19	67	14.7 Mt CO_2-e	+10 million	~20 years
Closed sites	Tailings dams at our operated assets	Scope 1 & 2 emissions	Hectares of land and sea owned or managed	From exploration to mine optimisation

Note: Mineral Assets - Reserve base (100 per cent basis) is converted to copper equivalent tonnes using FY2019 average realised prices and does not include Petroleum Reserves; refer to disclaimer on slide 34

Social value briefing
8 October 2019
7
BHP

We have a strong record of responsible business practice

The health and safety of our people and the wellbeing of our communities is essential

Our people

High potential injury


>40%
FY16
Current
High potential injury events

Safety

up to **67%**

Improvement in safety at BHP's most inclusive and diverse sites since FY2017[3]

Engagement

~36,000

Employee views of fatal investigation reports since 2016

Female participation


~3x
FY15
Current
Female new hires

Communities

Local spend

14%

Of procurement spend directed to suppliers in the communities in which we operate in FY2019

Education

341

Scholarships awarded to Indigenous students in FY2019

BHP Foundation

10 Deserts

Project to build the largest Indigenous-led conservation network on Earth

Social investment

US$1.7bn

Spent on social investment in the last 10 years

Note: The BHP Foundation is a charitable organisation funded by BHP

Social value briefing
8 October 2019
8
BHP

We have a strong record of responsible business practice

Our focus on action, risk management and transparency across multiple issues demonstrate our commitment

Environment

Public targets

1990s

We started setting public targets to reduce GHG emissions

Water


1% reduction from FY17
FY17
FY18
FY19
Freshwater withdrawal megalitres

Climate


FY19 14.7Mt CO_2-e
FY17
FY18
FY19
Scope 1 & 2 GHG emissions millions of tonnes of CO2-e

Land

>440,000hectares

Of biodiversity conservation projects since 2011 – more than 3x our disturbed land footprint

Ethics and transparency

Disclosure

“A” rating

Only company in sector to achieve this rating for climate disclosures (CDP)

Business conduct

~40,000

Employees completed Business Conduct training

Contributions

44.7%

Effective tax and royalty rate in FY2019 – two decades of transparent tax reporting

Governance

17 years

CEO remuneration has been linked to safety performance

Social value briefing
8 October 2019

9

BHP

But the world is changing

To remain competitive we must adapt; we consider these emerging opportunities and threats in our scenario analysis

Corporations are facing heightened societal expectations…

Populist politics	SME pressure	Advocacy	Communities	Changing register
5x Increase in number of populists in power globally between 1990-2018[4]	**40%** Of SMEs claim large companies are the worst offenders for late payment[5]	**67%** Of employees seek employers who advocate on social issues[6]	**21%** Income disparity between non-metropolitan and metropolitan areas[7]	**80%** Of asset managers consider ESG when making investment decisions[8]

The resources sector faces significantly greater challenges than other industries

Resource nationalism	Decarbonisation	Failure to attract talent	Increasing concern	Investor scrutiny
2020 The year Indonesia will cease exports of all nickel ore[9]	**65%** Reduction in steel emissions required to align with IEA 2°C scenario by 2050[10]	**47** People projected to enrol in mining engineering courses in Australia in 2020[11]	**68%** Believe the best days of the mining industry are in the past[12]	**61%** Of fund managers believe evidence of ESG execution to be very important[13]

Social value briefing
8 October 2019
10
BHP

Social value: licence to operate is not enough We are now focused on creating social value to grow shareholder value and returns Society profits when we do (Example: water management approach) What is social value    Social value is an essential precondition to shareholder PHILANTHROPY SOCIAL VALUE value value (Low business motive) (Collaborative growth)    It is our contribution to society – to our people, partners, BHP Foundation Global Water shareholders, the economy, the environment and local Social Stewardship communities    By embedding social value into our business processes Desalination – we make better business decisions COMPLIANCE SOCIAL LICENCE    We build social value through deep and authentic (Preservation) relationships with local, regional and global stakeholders Water permits obtained    To deliver sustainable financial value, our stakeholders Avoid water must be ‘better off’ for our presence, beyond the discharge breach economic contributions we make Shareholder value Social value briefing 8 October 2019 11    BHP

Social value creation drives our competitive advantage Social value protects our business today and positions us to take advantage of future opportunities Access to resource Best Obtain and retain rights to operate and expand our current asset base commodities Be partner-of-choice to governments and communities in new and existing jurisdictions O C Access to markets Be the supplier of choice for the best customers Sell our products into the widest range of countries Best assets A Access to best talent Attract best-in-class talent to our Company Develop skills in our workforce to drive productivity gains V A Access to best partners Secure our choice of commercial partners to drive value creation Best culture and capabilities Form strong local community partnerships in support of our assets for the long term E Access to capital Achieve widest access to equity and debt capital markets Social value briefing 8 October 2019 12    BHP

We are embedding social value at every level of BHP We are hardwiring our approach into our structures, processes and culture    In our Charter and our Board governance Our Purpose    In our Executive Leadership Team meeting agendas Board and management    In Group targets, policies and investments    In our Corporate Alignment Planning Our planning    In our risk management approach    In the Company scorecard Reporting    In internal and external reporting (GRI, ICMM, TCFD) Our Code Our Remuneration    In our Group, asset and functional scorecards Our Charter of Conduct Requirements and incentives    In personal KPIs – e.g. 25% of CEO pay tied to HSEC Organisation structure    All our people are accountable for creating social value External forum and sources    Through our Forum of Corporate Responsibility Social value briefing 8 October 2019 our systems and processes 13    BHP

Ground-up: each asset has a social value plan Social value considerations are now embedded in asset planning cycle – drives local ownership and accountability Community dialogue 1 2 Stakeholder input Employee surveys Materiality UN Sustainable Development Goals    Timing BHP Forum on Corporate Engage Prioritise Ability to influence Responsibility Frequent and broad Establish focus Investor feedback engagement areas Social value assessment 4 3 Social value Life of assessment Asset plans Execute Plan Measure Report Review Initiate and measure Incorporate into core Approval Social value progress to inform planning cycle planning future actions Social value briefing 8 October 2019 14    BHP

Top-down: a global focus on the issues that matter most Our priorities reflect those areas that can make the greatest positive difference to our stakeholders and our business People Environment Community Keeping people safe at work Positioning for decarbonisation Respecting Indigenous peoples Over 72,000 employees and contractors globally >80% of our products emit significant CO2 in use All mines on or adjacent to Indigenous peoples’ land Zero Net zero (Scope 1 & 2) Indigenous Operational emissions by 2050 Action Plans – supporting economic Work-related fatalities Scope 3 goals to be set in 2020 empowerment, advocacy, culture Attracting the best talent Protecting critical resources Building stronger communities Inclusive and diverse sites are safer and more productive 64% of assets in medium-high water sensitive areas We are part of the communities where we operate 2030 50% Target date for implementing UN SDG water at least 1% Gender balance by 2025 Pre-tax profits invested every year objective Transparency Social value briefing 8 October 2019 15    BHP

Our Climate Investment Program Our US$400 million CIP is targeted at reducing our operational greenhouse gas (GHG) emissions and supporting long-term demand for our products by working with customers, suppliers and other value chain participants to help them lower their GHG emissions Overview Example investment types Challenge Our scenario analysis indicates significant financial exposure to both operational and value-chain GHG Operational emissions emissions Collaboration with vehicle vendors to Capital US$400 million over five years convert site vehicles from diesel to Mandate To develop options to reduce emissions from our own electric operations (Scope 1 & 2), and those generated from our value chain (Scope 3), and generate carbon offsets Approach    Managed on a portfolio-basis to maximise impact CCS: Industrial application Financial, emissions and other value criteria applied Steel sector CCS roadmap in China, investigating the policy, technical and Investable Global mandate, covering: economic barriers to wide-scale universe    Internal initiatives deployment    Direct investments in emerging companies    Industry and academic partnerships Nature-based solutions    Co-development of new technologies Commitment to Alto Mayo in Peru, Process and    Dedicated team with appropriate skillsets managed by Conservation International and protecting around governance    Individual investments subject to rigor of Investment 182,000 hectares of threatened forest Committee approval Social value briefing 8 October 2019 16 BHP

Our Samarco response

Committed to remediation and compensation through the Renova Foundation

Overview

Challenge	Rehabilitating social and environmental impacts and supporting the affected people and communities
Capital	US$872 million spent on Renova programs, with provision for further US$1.65 billion
Approach	Execute through the Renova Foundation: • 530 employees, supported by 6,200 contractors • 42 remediation and compensatory programs • Overseen by representatives from government, local municipalities, environmental agencies, impacted communities who monitor, guide and assess Renova's progress
BHP Tailings Taskforce	• Team of BHP technical experts to oversee improvement and assurance for our operated tailings dams • Reports to the Executive Leadership Team and Board • Assists ICMM Tailings Working Group to contribute to improvements in tailings management across the industry

Note: All spend is at 30 June 2019

Example investment types



Resettlement - Bento Rodrigues

Constructing more than 230 houses, plus school and public infrastructure (at a community selected location)


prepax

Compensation

Paid compensation and financial aid of US$425 million, including:

- US$244 million in emergency financial aid to over 13,000 families
- ~9,000 families fully compensated
- ~268,000 people compensated for water damages



Sustainable tailings management

Reducing tailings dam failure risk by accelerating technology for safer, more sustainable tailings management

Social value briefing
8 October 2019
17
BHP

Permanent employment offers for traditional contract labour roles    Improves safety outcomes by up to 50 per cent and productivity by 20 per cent    Reduces high turnover rates prevalent in contract workforce    Increases employment opportunities and provides greater stability for local communities Modified shift cycles to attract local ‘stay at home’ parents back to work    Increases female representation    Ensures greater local community participation in the workforce    Delivers productivity benefits from a more stable local workforce People 8 October 2019 Social value briefing 18 WAIO Apprenticeships Saraji Crib Relief Operations Services 203 apprenticeships in WAIO    Provides employment pathways and prepares our workforce for the future    Focuses on diversity: 40 per cent female; 23 per cent indigenous and multiple age demographics    Targets candidates via local recruitment centres in Port Hedland and Newman BHP 18

Transitioning to desalinated water and renewable power    Sets industry standard in Chile    Supports cessation of groundwater use by 2030    Reduces Scope 2 emissions at Escondida    Potential for material cost savings    Underpins higher throughput to offset grade decline World’s first bulk carrier tender for LNG—fuelled transport    Supports reduction of BHP’s shipping CO 2 footprint by 20 per cent    Provides a competitive advantage through lower freight costs relative to peers Dust abatement and management activities within and beyond the gate    Enables increased throughput while reducing dust events and meeting regulatory targets    Strengthens relationships with Port Hedland Industries Council and the community Environment 8 October 2019 Social value briefing 19 Escondida w ater and power Sustainable shipping Port Hedland dust management BHP 19

Mutually beneficial relationship with Nickel West Traditional Land Owners    Underpins nickel strategy by providing certainty to operate and expand over the life of mine    Delivers value to the Tjiwarl people through financial benefits, employment outcomes, procurement opportunities and cultural security for areas of special significance Investing not less than one per cent of pre—tax profits in communities    Makes a positive contribution to communities and complements our broader business priorities    Delivers outcomes based on local needs assessments    Maps to UN Sustainable Development Goals Supporting regional economies and strengthening local relationships    More than A$330 million spent with over 1,000 small local suppliers on less than 21 day payment terms since 2012    Builds community trust and improves state government and other local relations Communities 8 October 2019 Social value briefing 20 Tjiwarl Land Use Agreement Social investment Local Buying Program BHP 20

37% 54% 30 40 50 60 Social value looks outward, not inward 8 October 2019 Social value briefing 21 In a break with the past, we decided in 2017 to tell our story – through targeted local and national campaigns – with results Note : All measures are based off the total sample. BHP corporate reputation metrics: Australian favourability Favourability (%) CY16 CY17 CY18 CY19 â†‘BHP 21 “Support for small business with great ideas. To me that’s big.” Justin Geddes, Local BHP supplier, Central Queensland. “Keeping families together when they need it most To me that’s big.” Bec, Gloria, Jenelle and Ross. Ronald McDonald House, Perth.

Our sector delivers resources essential for progress – but sometimes with significant environmental and societal impact We monitor, measure and assess these impacts and have a strong record in sustainable business practices Stakeholder expectations are evolving – we are transitioning from ‘social licence’ (tolerance and acceptance) to ‘social value’ (trust and partnership) Social value embeds a holistic approach to decision—making to drive better business outcomes We have a rigorous framework for embedding social value considerations – locally tailored, globally consistent We will be transparent and judged on results – by creating value for all our stakeholders, we will deliver better outcomes for shareholders Social value briefing: from licence to value 8 October 2019 Social value briefing 22 BHP

Health, safety and environment Rob Telford Group Health, Safety and Environment Officer BHP

HSE performance provides the base to create social value

Our priorities	Our FY2019 performance
Zero work-related fatalities	• Tragically, one of our colleagues suffered a fatal injury at the BHP Mitsubishi Alliance's Saraji Mine (December 2018) • Our investigation identified several areas for improvement – we are sharing the learnings across BHP and the industry • Field Leadership achieved a new record number of safety engagements during the year, up by 29 per cent on FY2018 • The frequency of high potential injuries (HPI) decreased by 20 per cent
Physical and mental wellness	• We continuously monitor and evaluate occupational exposure limits (OELs) for diesel particulate matter (DPM), silica, coal mine dust and other exposures • Exposure reduction projects across the Group has seen number of exposures above our OELs decrease by 28 per cent in FY2019 • Mental wellness has been trending up over the last three years – FY2016 EPS 75 per cent favourable – FY2019 EPS 77 per cent favourable
Environmental performance	• Rehabilitation and closure strategies delivered just under 20,000 hectares of rehabilitated land in FY2019 in Australia • Scope 1 & 2 GHG emissions three per cent below FY2017 baseline • Freshwater withdrawal one per cent below FY2017 baseline and on track to deliver a 15 per cent reduction by end of FY2022

Social value briefing
8 October 2019
24
BHP

Sustainability is a core Charter value    Further embedding Field Leadership to drive towards a more sustainable and safer operating environment    Introducing an integrated global contractor management framework that defines how we engage with our contractors to deliver safe, productive outcomes    Empowering leaders through global sharing of best practice in real time and a company—wide approach to management and measurement of key risks    Maintaining our momentum in minimising DPM, Coal mine dust and silica exposures    Maintaining the focus on the mental health of our people – driving awareness up, stigma down and resilience for all    Recognising the increasing challenges for biodiversity and creating the framework to measure the effectiveness of our actions Implementing integrated closure plans to minimise risk over the life of asset 8 October 2019 Social value briefing 25 We continue to set ourselves challenging targets and strive to meet them BHP 25

Our approach to water stewardship 8 October 2019 Social value briefing 26 Drivers Water security Social value Environmental resilience Business resilience Outcomes Water Stewardship Position Statement: Water secure world by 2030 Water Stewardship Strategy: Value, Collective Action, Risk, Technology, Disclosure 2030 longer—term supporting integrated water resource management FY2022 withdrawal reduction target Asset—level, context—based targets (in development) Contributing to improved water governance through transparency, collaboration and knowledge and innovation Environment & Climate Change Our Requirements Water Management Standards Other Group—wide standards e.g. risk, planning Our vision Our strategy Our progress Our standards Beyond our operations Water scarcity Water excess Societal risk Business risk Climate change BHP 26

Climate change Dr Fiona Wild VP, Sustainability and Climate Change

Our approach to climate change Climate change is a global challenge that requires a collaborative response Expectations of the role that industry should play in contributing to international climate commitments and delivering the transition to a lower carbon economy are increasing Responding to climate change is a priority governance and strategic issue for BHP We have been taking action since the 1990s , starting with measuring and reporting our operational emissions, setting reduction targets and investing in low emissions technologies We regularly review our approach in response to emerging scientific knowledge, changes in global climate policy, developments in low emissions technologies and evolving stakeholder expectations 28 8 October 2019 Social value briefing BHP 28

Climate change strategy We have an integrated approach to managing climate-related risk Reducing operational emissions Addressing emissions in our value chain Adapting to the physical impacts of climate change Evaluating resilience of our portfolio to the low carbon transition Supporting development of effective climate and energy policy Promoting market mechanisms to reduce global emissions Transparent reporting and disclosure 29 8 October 2019 Social value briefing BHP 29

Continuing to evolve our approach We can and will do more to address climate change We will: – set a new, medium—term, science-based target to help bridge between our short-term target and long-term goal – set goals to address Scope 3 emissions – clarify and strengthen the link between performance against commitments and executive remuneration – release an updated Portfolio Analysis , including a ‘well below 2 degrees’ scenario – invest US$400 million in solutions to reduce emissions across our operations and value chain and through nature-based solutions that generate offsets 30 8 October 2019 Social value briefing BHP 30 THE CLIMATE FOR CHANGE Confronting Complexity BHP FT

US$400m over 5 years Climate Investment Program – Capital allocation 31 Applied now in Assets Future technology optionality Carbon offsets Applied to support value chain emissions reduction now Future portfolio opportunity Renewable energy Fuel switching Energy efficiency Electrification Diesel displacement Mineral carbonation Blue carbon REDD+ BHP land projects CCS Shipping Direct air capture Future steel-making technologies Enhanced battery materials Broad-scale carbon utilisation Potential focus areas Investment toolkit Scope 1 & 2 Offsets Scope 3 Internal innovation and activity Industry partnerships Customer and supplier partnerships Direct equity investments Other 8 October 2019 Social value briefing BHP 31

BHP

Footnotes 1. Slide 7: Average capital employed per asset excludes non-operated mineral assets and includes non-operated conventional petroleum assets 2. Slide 7: To date, BHP has entered into native title agreements in Australia with approximately 19 native title parties. There is wide variation in the nature and significance of these agreements. 3. Slide 8: Up to 67% increase in safety refers to the total recordable injury frequency (TRIF) statistics 4. Slide 10: (an increase of 4 to 20) Tony Blair Institute for Global Change, Populists in Power Around the World, 2018: https://institute.global/insight/renewing-centre/populists-power-around-world 5. Slide 10: BACS, Cost of Collecting Late Payments, 2018: https://www.bacs.co.uk/NewsCentre/PressReleases/Pages/CostOfCollectingLatePaymentsRockets.aspx 6. Slide 10: Edelman Trust Barometer, 2019: https://www.edelman.com/news-awards/2019-edelman-trust-barometer-reveals-my-employer-most-trusted-institution 7. Slide 10 OECD, Regions and Cities at a Glance, 2018: https://read.oecd-ilibrary.org/governance/oecd-regions-and-cities-at-a-glance-2018_reg_cit_glance-2018-en#page12 8. Slide 10: Harvard Business School, How and Why Investors use ESG Information, 2018: https://www.hbs.edu/faculty/Pages/item.aspx?num=54146 9. Slide 10: FT, Nickel Prices Hit Four-Year High on Indonesia Export Ban, 2019: https://www.ft.com/content/1709b318-cb26-11e9-a1f4-3669401ba76f 10. Slide 10: CDP, (compared to 2014 levels) Melting Point, July 2019:-https://6fefcbb86e61af1b2fc4-c70d8ead6ced550b4d987d7c03fcdd1d.ssl.cf3.rackcdn.com/cms/reports/documents/000/004/659/original/CDP_Steel_2019_Executive_summary .pdf?1564490803 11. Slide 10: Deloitte, Tracking the Trends Report, 2019: https://www2.deloitte.com/content/dam/Deloitte/cn/Documents/energy-resources/deloitte-er-tracking-the-trends-2019-en-190129.pdf 12. Slide 10: Brunswick Research, Mining Industry Perceptions 2018 13. Slide 10: PERE ESG Investor Survey, 2019: https://www.lasalle.com/images/uploads/PERE_ESG_Investor_Survey_2019.pdf 8 October 2019 Social value briefing 33 BHP

Ore Reserves and Competent Persons statement Competent Person Statement The information in this presentation that relates to the FY 2019 Ore Reserves as were first reported by BHP in accordance with the Australian Securities Exchange Listing Rules Chapter 5 2014 and Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (JORC Code) in the 2019 BHP Annual Report, available online at www . bhp . com . The detailed breakdown of Ore Reserves for all deposits are shown in the 2019 Annual Report on 100 % basis, with corresponding BHP interest . Ore Reserves from the 2019 Annual Report have been compiled in this presentation to provide a portfolio overview . The Company confirms that it is not aware of any new information or data, including assumptions and technical parameters used in determining Ore Reserves that materially affects the Ore Reserves as included in the 2019 Annual Report . The Company confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the original market announcement . The information in this presentation that relates to Ore or Marketable Reserves is based on information compiled by : P Kumar Chhajer ( MAusIMM ) for Western Australia Iron Ore (WAIO) ; R Macpherson (MAIG) for Mt Arthur Coal, Metallurgical Coal Operations — Queensland CQCA-JV and BHP Mitsui Coal ; C Barclay ( MAusIMM ) for Nickel West Operations ; M Hamilton ( MAusIMM ) for Olympic Dam and M Williams ( MAusIMM ) for Escondida , Spence, Cerro Colorado, Antamina and Cerrejón . All of the people listed above are full-time employees of BHP and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as Competent Persons as defined in the JORC Code 2012 and consent to the inclusion in the presentation of the matters based on this information in the form and context in which it appears . Ore Reserves and metal equivalent calculations Ore Reserves are converted to copper equivalent ( Cueq ) tonnes using recoveries provided in the 2019 BHP Annual Report for each deposit with the exception of Spence molybdenum recovery of 56 % based on metallurgical test work . FY 2019 average realised prices as reported in the BHP Operational Review for the Year Ended 30 June 2019 have been used for Metallurgical Coal, Energy Coal, Iron Ore, Copper and Nickel while commodity prices for U 3 O 8 , Au, Ag, Mo and Zn have been sourced from the BHP 2019 US Securities and Exchange Commission Form 20-F . All reports are available to view on www . bhp . com . The calculation of Ore Reserves in terms of copper equivalent tonnes for Metallurgical Coal, Energy Coal and Iron Ore applied the formula listed below : Cueq = (commodity recoverable tonnes x commodity price/copper price) The calculation of Ore Reserves in terms of copper equivalent tonnes for the metallic deposits applied the formula listed below : Cueq = Î£(contained metal per element x recovery x element price/copper price), for each elements reported for the deposits Olympic Dam, Spence, Antamina and Nickel West . It is the Company’s opinion that all elements included in the metal equivalent calculation have a reasonable potential to be recovered and sold . 34 8 October 2019 Social value briefing BHP 34

Tailings facilities in the portfolio 1 Social value briefing 35 Location and operational status of operated tailings facilities 32 21 12 US and Canada Chile Inactive 2 Active 8 October 2019 Australia 1. Includes facilities within BHP operations and Non-operated Joint Ventures. The number of tailings storage facilities is calculated based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request which differs to the definition applied to our February disclosure. We keep this definition under review. The reduction in number of facilities in this disclosure compared to the February disclosure is primarily due to the aggregation of individual dams into (integrated) facilities . The majority of these changes are associated with the North American Closed Sites. 2. Inactive includes facilities not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance. 1 1 21 12 For further details on tailings facilities within the portfolio please see our more detailed disclosure on our website at bhp .co m Inactive includes facilities not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance. 1 1 2 17 US Colombia Peru Brazil 4 1 Canada Location and operational status of non-operated facilities Within the tailings facilities portfolio there are 67 operated and 9 non-operated tailings facilities BHP 35

Tailings facilities in the portfolio[1]

Within the tailings facilities portfolio there are 67 operated and 9 non-operated tailings facilities

Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.

Location and CDA Classification of operated tailings facilities[2]



Canada
1
3
3
4
1
US
1
2
2
10
5
Chile
1
1
2
3
3
10
15
Australia

Location and CDA Classification of non-operated facilities[3]



1
Canada
2
2
US
Colombia
1
Peru
1
2
Brazil

● Not applicable ● Low ● Significant ● High ● Very high ● Extreme

For further details on tailings facilities within the portfolio please see our more detailed disclosure on our website at bhp.com

1. Includes facilities within BHP operations and Non-operated Joint Ventures. The number of tailings storage facilities is calculated based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request which differs to the definition applied to our February disclosure. We keep this definition under review. The reduction in number of facilities in this disclosure compared to the February disclosure is primarily due to the aggregation of individual dams into (integrated) facilities. The majority of these changes are associated with the North American Closed Sites.
2. The classification of the tailings facilities is based on the most recent classification of the facilities by the Engineer of Record. This is subject to change as ongoing reviews are conducted. For the purposes of this chart, ANCOLD and other classifications have been converted to their CDA equivalent. Two tailings facilities are not considered dams and therefore not subject to classification (labelled Not applicable): Hamburgo TSF at Escondida is an inactive facility where tailings were deposited into a natural depression ; and Island Copper TSF in Canada, acquired in the 1980s, also an inactive facility. Tailings at Island Copper were deposited in the ocean under an approved license and environmental impact assessment. This historic practice ceased in the 1990s. BHP has since committed to not dispose of mine waste rock or tailings in river or marine environments.
3. The classification of the tailings facilities is based on the most recent classification of the facilities provided by the operator. The operator is responsible for determining classification in accordance with its internal policies and local guidelines. For the purposes of this chart, the operator's classifications have been converted to their CDA equivalent. This is subject to change as ongoing reviews are conducted by the operator.

Social value briefing
8 October 2019
36
BHP

Approach to dam risk management at BHP operations 1 BHP’s approach to dam risk management at our operated dams is integrated into our standard approach to risk management, assurance and continuous improvement with particular focus on four key areas: 1. Maintenance of dam integrity; 2. Governance of dam facilities; 3. Monitoring , surveillance and review; and 4. Emergency preparedness and response. Supporting this approach to dam risk management at our operated assets are Group-wide processes of technical support and oversight. Social value briefing 37 Group-level oversight and assurance Maintaining dam integrity requires appropriate engineering design, quality construction, ongoing operating discipline and effective governance processes 1. This approach applies only to BHP-operated dams with the specific details commensurate with risk . 1. Dam integrity 2. Dam governance 3. Monitoring, surveillance and review 4. Emergency preparedness and response 8 October 2019 BHP 37

BHP Tailings taskforce BHP has now established a Tailings Taskforce. The Taskforce is particularly focused on: delivering short term risk mitigating outcomes; delivering longer term outcomes to eliminate or significantly reduce tailings risk; improving the management of controls and governance of tailings storage facilities; and working with external stakeholders to raise the standard of: – tailings storage facilities management practices by actively supporting and contributing to the International Council on Mining and Metals’ (ICMM) independent review to establish an international standard for the safe management of tailings dams; and – transparency of tailings management to promote the application of consistent disclosure that informs better tailings dam stewardship. Prior to Brumadinho we already had a significant focus on looking at how we could deliver a step change reduction in tailings risk. Brumadinho however has further strengthened our resolve. Social value briefing 8 October 2019 38 BHP 38

More information 8 October 2019 Social value briefing 39 Presentations Annual Reporting Strategy briefing 22 May 2019 Tailings dams briefing 7 and 10 June 2019 Capital allocation briefing 21 November 2018 Prospects BHP blog Annual Report 2019 Sustainability Report 2019 (including Water Report) Economic Contribution Report 2019 BHP 39

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 8, 2019	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary